EXHIBIT 1

Daniel J. Donoghue Managing Partner 1 312 265 9604 ddonoghue@thediscoverygroup.com

September 22, 2010

VIA FEDEX

The Board of Directors
c/o David M. Young, Corporate Secretary
TESSCO Technologies, Inc.
11126 McCormick Road
Hunt Valley, MD 21031

Dear Directors:

Discovery Group beneficially owns 1,020,138 shares of TESSCO Technologies Inc., through the funds that it manages.  These shares represent 13.8 % ownership of the Company.  Discovery Group and its principals, through a to-be-formed entity, Discovery Acquisition Corporation, are interested in acquiring all of the remaining shares of TESSCO that Discovery Group does not currently own at a price of $15.50.  This price represents a 30.8% premium to the closing price of the stock on September 21, 2010 and a 41.7% premium to the average closing price of the stock over the last thirty days.

In preparation for submitting this proposal, we have held extensive discussions with bona fide acquisition lenders and equity investors that are very interested in financing this transaction.  We are highly confident that subsequent to a standard due diligence process, we can obtain binding commitments to fully finance the purchase of the shares we do not already own.

We stand ready to immediately execute a confidentiality agreement under which to conduct our due diligence and simultaneously negotiate a merger agreement.  We would like to complete the acquisition expeditiously.  We do, however, recognize that the Board of Directors has a stewardship responsibility to ensure that a more beneficial transaction to shareholders cannot be achieved with other parties.  Therefore, we are not seeking exclusivity during this acquisition process.  We are confident in the competitiveness of our proposal, but understand that before the Board forms any conclusion as to the adequacy of our proposal, it will likely feel compelled to hire an investment banker to conduct a formal market check to verify whether there are any better potential offers.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and there will be no legally binding contract or agreement between us unless and until a definitive merger agreement is executed.

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

TESSCO Technologies, Inc.
September 22, 2010

We look forward to working with the Board to smoothly transition TESSCO to a private, well-financed, and long-term oriented ownership structure.

Respectfully submitted,

DISCOVERY GROUP I, LLC

/s/ Daniel J. Donoghue

Daniel J. Donoghue
Managing Partner